January 22, 2007

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attn:	Peggy A. Fisher
Tim Buchmiller

Re:	Cyberkinetics Neurotechnology Systems, Inc.
Registration Statement on Form SB-2 filed on December 1, 2006
Registration No.: 333-139081

Ladies and Gentlemen:

On behalf of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”), I hereby transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 to registration statement No. 333-139081 (the “Registration Statement”). We are also forwarding to you by overnight delivery courtesy copies of this letter and a marked copy of Amendment No. 1 showing edits from the Form SB-2 filed on December 1, 2006.

As you know, the Staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter dated December 26, 2006 with respect to the above-referenced filing. The following consists of a reproduction of the Staff’s comments and the Company’s responses to each in identical numerical sequence to the comment letter.

Registration Statement on Form SB-2

Comment 1.

It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C. Under that rule, “equity securities” offered by or on behalf of the Company cannot be sold as an “at the market offering” unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. As such:

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Please revise your registration statement to price the common stock offered for resale by affiliates and disclose that those parties will conduct their offering at the fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering; and

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Because the offering of the shares of common stock underlying the warrants may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement related to the offering of those shares until the selling shareholders have acquired those shares. At that time, you may register the resale transaction if the offering is registered on a form on which you are eligible to register the transaction as a primary offering, the investors are identified as selling shareholders and as underwriters and you include the price at which the underwriters will sell the securities.

Response 1.

We understand that the Staff believes that Oxford Bioscience Partners (“Oxford”) and Medica Venture Partners and its affiliates (collectively, “Medica”) are affiliates of the Company for purposes of this comment. The Company acknowledges that Oxford is an affiliate. In order to expedite the completion of the registration process, the Company has revised the Registration Statement to remove shares of common stock and shares of common stock underlying certain warrants acquired by Oxford in connection with the October 2006 private placement referenced in the Registration Statement (the “Private Placement”). However, the Company respectfully disagrees with the Staff’s assertion that resales of Company securities by Oxford should be viewed as being made “by or on behalf of the issuer” for purposes of Rule 415(a)(4).

After reviewing the facts and circumstances surrounding Medica’s investment in the Company, we respectfully submit that the offering for resale of shares of the Company’s common stock acquired or to be acquired through the exercise of warrants by Medica in connection with the Private Placement does not constitute a primary offering by the Company and that the Registration Statement does not need to be revised to state a fixed price for shares offered by Medica for the following reasons.

First, the Staff’s comment assumes that Medica is an affiliate of the Company, and we do not believe that Medica is an affiliate. The term “affiliate” is defined in Rule 405 under the Securities Act as a person that “directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with” the specified person. The term “control” is defined in Rule 405 to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Although Medica beneficially owns 15.8% of the Company’s common stock, which in other cases could be an indicator of affiliate status, in the Company’s circumstances, this ownership level is not sufficient to make Medica an affiliate. Medica’s only relationship with Company is that of an equity holder. Medica is an entirely passive investor with no board of director representation or other contractual rights to participate in Company management. More importantly, Medica’s potential influence over the Company is insignificant in light of the position of the Company’s largest holder, Oxford. Oxford beneficially owns 31.4% of the Company’s common stock, has been an investor since 2001, and participates in significant Company decisions through its board seat (one of Oxford’s partners, Mark Carthy, serves as Chairman of the Board). As noted above, the Company acknowledges that Oxford is an affiliate. By contrast, Medica just recently became an investor in the Company and has no board representation. Its 15.8% holdings do not compare to Oxford’s holdings in terms of the level of influence over the Company. Medica simply does not possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

The determination of affiliate status is a facts and circumstances test. Not all 10% holders are automatically deemed to be affiliates. Indeed, in 1997 when the SEC proposed to amend Rule 144 to provide certain “safe harbor” exclusions from the definition of affiliate, the SEC’s release included the following discussion of affiliate determinations:

“The proposal clearly excludes from the definition persons who are not executive officers, directors or 10% holders. Members of one or more of these classes may contend, nevertheless, that they are not affiliates because they are not in a control position. For such persons, the determination of affiliate status would be a ‘facts and circumstances’ test.” Securities Act Release No. 7391 (February 20, 1997).

In discussing what factors might be relevant in determining affiliate status, J. William Hicks, a leading authority on resales of restricted and control securities, notes in the first of eight factors that the distribution of the issuer’s voting shares among shareholders is a factor to be considered. Hicks notes:

“The fact that one shareholder has a large percentage of an issuer’s voting stock, even 10 percent or more, does not necessarily mean that the shareholder is in control. One or more other shareholders might be beneficial owners of the same or a greater percentage of that stock. It is also important to know the aggregate percentage of voting stock that is held by all directors and officers of the issuer and how that percentage compares with the percentage of any individual shareholder.” Hicks, Resales of Restricted Securities, 2006 Edition, at Section 4.41.

Considering all of the circumstances in the Company’s case, including the beneficial ownership of 31.4% by Oxford, Oxford’s board representation (and the absence thereof by Medica), and the aggregate beneficial holdings of all officers and directors (42.7%), the Company believes it has rebutted any presumption that Medica is an affiliate of the Company.

Second, all of the shares (including those shares that may be acquired upon the exercise of warrants) offered for resale by Medica were acquired from the Company in the Private Placement. The terms of the Private Placement, including the grant of registration rights, were determined by the Company and approved by the unanimous vote of the Company’s board of directors. Prior to its purchase of shares of common stock and warrants in the Private Placement, Medica had no association with the Company and did not own any of the Company’s securities. We understand that an important factor in determining whether an offering is in fact a primary offering of the issuer is whether the Company sold to shareholders who, in fact, dictated the terms pursuant to which the Private Placement, including the registration rights granted in the transaction, was effected. As stated above, we note that Medica was not a shareholder prior to the Private Placement, had no involvement in determining the terms of the Private Placement and participated in the Private Placement on the terms independently established by the Company. With respect to Medica, this was clearly not an instance where an affiliate purchased a large portion of the offering with the express purpose of recognizing substantial benefits not afforded to other unaffiliated investors.

Third, we respectfully submit that Medica is not “in the business of underwriting securities.” Medica consists of a series of entities that are engaged in the business of private, long-term investments in companies as venture capitalists, not as underwriters. Medica is not acting as a conduit for the Company.

Fourth, although the Registration Statement seeks to register all of Medica’s holdings for resale, the Company has no expectation that a significant amount, if any, of those shares will be resold. Market forces make it impractical for Medica to sell a significant amount of the shares and fulfill its economic obligations to its investors. The Company’s historical average trading volume is only 75,000 shares per day. Even if Medica were able to sell 15,000 shares per day profitably, it would take Medica more than nine months to liquidate the shares offered under the Registration Statement.

In addition, further to discussions with Mr. Buchmiller, failure to register the Medica shares will result in substantial financial penalty to the Company that would have a material adverse effect on the other shareholders of the Company.

Based on the above factors, we respectfully request that the registration statement should not be revised to state a fixed price for shares offered by Medica during the duration of the offering.

Form 10-KSB for the Year Ended December 31, 2005

Comment 2.

We reference your disclosure that product sales do not contain multiple elements. However, we note your disclosure on page 3 that you intend to generate revenues through the sale of the NeuroPort data acquisition hardware and the sale of the disposable sensors. We also note that you sold one NeuroPort system during 2005. Please tell us how you will account for sales of the hardware and disposable sensors.

Response 2.

Further to the request of the Staff, we provide the following supplemental information regarding our accounting for sales of hardware and disposable sensors:

The Company currently sells a line of neural recording arrays (“sensors”) and data acquisition systems to universities and research hospitals involved in neurological research (“Research Products”). Although Research Products may be purchased under the same order and used as one system, each of these items has value to customers on a standalone basis. This is evidenced through the Company’s sales of sensors to customers that do not use its data acquisition system and sales of data acquisition systems to customers that do not use its sensors. The fair value of the sensors and data acquisition products is objectively and reliably determined based on the price of these products when sold separately. In accordance with EITF - 00-21, Revenue Arrangements with Multiple Deliverables, in those situations where a customer does purchase sensors and data acquisition systems as a part of a single order (those items are shipped at the same time) the Company accounts for the individual components of such transactions as separate units of accounting and considers the revenue recognition criteria under SAB 104, Revenue Recognition, separately for each separate unit of accounting. Additionally, sensors and data acquisition systems sold on a combined order are shipped at the same time.

The sale of the NeuroPort unit in 2005 was, and any future sales of NeuroPort systems, including hardware and disposable sensors, will be, accounted for on a basis consistent with that of the Company’s Research Products as described above. The fact pattern for the sale of our NeuroPort System is consistent with the facts described above for the data acquisition system.

The Company believes that its historical disclosures in this regard are accurate, given the historical absence of any material revenue from multiple element arrangements. However, in future filings, and as revenue from multiple element arrangements become more material, the Company will add the disclosure required under EITF 00-21.

Comment 3.

We presume that software is a significant component of your products. Please tell us how you considered the applicability of SOP 97-2 to your revenue policies.

Response 3.

Further to the request of the Staff, we provide the following supplemental information regarding how we considered the applicability of SOP 97-2 to our revenue policies:

The Company’s data acquisition system is an on-line system for recording and processing neural signals. Software resides on certain components of the data acquisition system to allow the neural signals to be filtered, digitized and transmitted to a customer’s host personal computer. The Company’s interface software is installed on the customer’s host personal computer. This software provides a graphical user interface for the customer to monitor and control all of the operations of the data acquisition system. The neural signal data is analyzed by the customer using separate third-party data analysis software. The Company does not sell data analysis software.

The Company has considered the guidance in SOP 97-2 (paragraph 2, footnote 2 and paragraph 146) and has concluded that the software component is incidental to the data acquisition system as a whole. The Company’s software is used solely in connection with its data acquisition system and is not sold or marketed separately, nor are the software capabilities marketed as being a significant component of the overall data acquisition system. The Company’s sales arrangements for data acquisition systems do not require significant production, modification, or customization of software. The software capabilities are not a key component in the marketing efforts used in the sale of a system to a potential customer. The key functionality of the product revolves around the hardware capabilities including the high channel count ability, data collection abilities and noise reduction capabilities. The Company does not provide specific ongoing software support and upgrades to customers. For these reasons, the Company believes that SAB 104 and EITF 00-21 are the appropriate guidance for its revenue recognition.

As the Company’s products evolve we will continue to review and evaluate the applicability of SOP 97-2.

Form 10-Q[SB] for the Quarterly Period Ended September 30, 2006

Comment 4.

Please tell us and revise future filings to disclose how you determined the value of common stock issued to acquire Andara.

Response 4.

Further to the request of the Staff, we have revised the Registration Statement accordingly and provide the following supplemental details on the acquisition of Andara Life Science:

The Company determined the value of the common stock issued to acquire Andara based on the fair market value of the common stock on the closing date of acquisition in accordance with EITF 99-12. The closing date was the date the acquisition was announced and the number of shares of Company’s common stock to be issued became fixed and not subject to adjustment. Subsequent filings of the Company with the Securities and Exchange Commission will include disclosure concerning the Company’s determination of the value of the common stock issued to acquire Andara.

Comment 5.

For the IPR&D charge in the acquisition of Andara please disclose the following in MD&A in future filings:

•	A description of the nature of projects acquired;

•	A summary of values assigned to IPR&D by technology/project;

•	A description of the status of development at the acquisition date and the complexity of uniqueness of the work completed at the acquisition date;

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A description of the nature and timing of remaining efforts for completion, including estimated completion date and the extent of effort necessary to complete the in-process project(s), including costs;

•	The risks and uncertainties associated with completing development within a reasonable period of time;

•	The risks involved if the IPR&D is not completed on a timely basis; and,

•	How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology, including discussion about the impact of any delays.

Response 5.

Further to the request of the Staff, we have revised the Registration Statement accordingly and will provide the disclosures in MD&A related to the IPR&D charge in the acquisition of Andara in future filings.

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In the event that the Commission has any questions about the foregoing, please contact the undersigned at (508) 549-9981 ext. 122.

Very truly yours, /s/ Kurt Kruger Kurt Kruger Chief Financial Officer